Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016 (1)	2015 (1)	2014 (1)	2013 (1)	2012 (1)
	(in millions)
Income before extraordinary item	$276	$261	$252	$269	$279
Income taxes	149	145	131	146	113
Capitalized interest	(6)	(8)	(10)	(10)	(6)
	419	398	373	405	386
Fixed charges, as defined:

Interest	217	223	227	232	288
Capitalized interest	6	8	10	10	6
Interest component of rentals charged to operating expense	—	—	—	—	—
Total fixed charges	223	231	237	242	294

Earnings, as defined	$642	$629	$610	$647	$680

Ratio of earnings to fixed charges	2.88	2.72	2.57	2.67	2.31

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 is interest expense of $-0-, interest expense of $-0-, interest expense of $-0-, interest income of less than $1 million and interest income of $8 million, respectively, which is included in income tax expense.